Exhibit (b)(2)

EQUITY COMMITMENT LETTER

August 14, 2013

To:	Pianissimo Holdings Corp.
c/o Paulson & Co. Inc.
1251 Avenue of the Americas
New York, New York 10020

Ladies and Gentlemen:

Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Pianissimo Holdings Corp., a Delaware corporation (“Parent”), Pianissimo Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and Steinway Musical Instruments, Inc., a Delaware corporation (the “Company”) pursuant to which Acquisition Sub shall be merged with and into the Company, subject to the terms and conditions set forth therein. Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

Paulson & Co. Inc. (the “Investor”) (on behalf of accounts and funds managed by it) is pleased to offer this commitment to purchase up to $227 million of the common equity securities of Parent for cash in immediately available funds on the terms and subject to the conditions set forth below.

1. Commitment. The Investor hereby commits to cause one or more of the accounts and funds managed by it to purchase, directly or indirectly, common equity securities of Parent with an aggregate purchase price not to exceed $227 million (the “Commitment”). The proceeds from the purchases of common equity securities pursuant to this commitment letter shall be used by Parent for the Offer, the Merger, the Top-Up Option and the other Transactions (including payment of the Offer Price and Merger Consideration pursuant to the Merger Agreement and fees and expenses related to the Transactions) and for no other purpose.

2. Closing Conditions; Allocation of Investment Opportunity. The Investor’s Commitment is conditioned upon (i) the satisfaction or waiver at the Offer Closing of all conditions precedent to the obligations of Parent to consummate the Offer set forth in the Merger Agreement (other than those condition that, by their nature, are to be satisfied at the Offer Closing, but subject to their satisfaction at the Offer Closing) (without any waiver of any such condition except waivers in which Parent concurs) and (ii) the substantially contemporaneous funding of the Debt Financing or any alternate financing. The Investor may allocate all or a portion of its investment to affiliates; provided, however, that except and to the extent otherwise agreed to in writing by the Company, any such assignment shall not relieve Investor of its obligation to cause one or more of the accounts and funds managed by it to invest the full amount of the Commitment.

3. Third-Party Enforcement/No Recourse. Creditors of Parent, Acquisition Sub and its and their affiliates shall have no right to enforce this commitment letter or to cause Parent to enforce this commitment letter (except, in the case of the Company, to the extent provided in

Paragraph 7 hereof). Concurrently with the execution and delivery of this commitment letter, the Investor is executing and delivering to the Company a Limited Guaranty related to Parent’s obligations under the Merger Agreement. Other than claims in respect of the Confidentiality Agreement, as expressly set forth in the third sentence of Paragraph 6 of this commitment letter, and the Company’s rights against Parent and Acquisition Sub under the Merger Agreement, the Company’s remedies against the Investor under such Limited Guaranty shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its affiliates against: the Investor; any former, current or future direct or indirect director, officer, employee, agent or affiliate of the Investor; any former, current or future, direct or indirect holder of any equity interests or securities of the Investor (whether such holder is a limited or general partner, member, stockholder or otherwise); any former, current or future assignee of the Investor; or any former, current or future director, officer, employee, agent, representative, affiliate, advisor, general or limited partner, manager, member, stockholder, or assignee of any of the foregoing (each such person or entity, a “Related Person”) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the Transactions, including, without limitation, in the event Parent, Acquisition Sub or any of their affiliates breaches any obligations under the Merger Agreement, whether or not such breach is caused by the Investor’s breach of its obligations under this commitment letter. Notwithstanding anything that may be expressed or implied in this commitment letter but subject to the proviso at the end of this sentence, by its acceptance hereof, Parent and the Company acknowledge, except as set forth in Paragraph 6 and 7 of this commitment letter, that notwithstanding that the Investor is a corporation, no recourse hereunder or under any documents or instruments delivered in connection herewith may be had against any Related Person, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, and no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by Related Persons in connection with this commitment letter or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or by their creation, whether by or through attempted piercing of the corporate veil or similar action, by or through a claim by or on behalf of Parent, Acquisition Sub or the Investor against any Related Persons, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise; provided, however, that nothing herein shall limit the rights of the Company (or any of its successors or assigns) (i) against the Investor under the Limited Guaranty (“Guaranty Claims”), (ii) against Parent or Acquisition Sub under and in accordance with the Merger Agreement (“Merger Agreement Claims”), and (iii) to seek specific performance of Investor’s (or any of its successors’ or assigns’) obligation to fund the Commitment in accordance with Section 7 hereof (“ECL Claims”).

4. Expiration. All obligations under this commitment letter shall expire automatically upon the earliest to occur of (a) the termination of the Merger Agreement pursuant to its terms, (b) the assertion by the Company or any of its affiliates in any litigation or other proceeding of any claim against the Investor or any Related Person in connection with the Merger Agreement other than Guaranty Claims, Merger Agreement Claims, and ECL Claims, and (c) the funding of the Commitment.

5. No Assignment. The Commitment shall not be assignable by Parent without the Investor’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of the Investor and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Any purported assignment of the Commitment in contravention of this Paragraph 5 shall be void.

6. Third-Party Beneficiary. No person or entity other than Parent and the Investor shall be entitled to rely upon this commitment letter. This commitment letter shall be binding upon and inure solely to the benefit of each party hereto and nothing herein, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies whatsoever under or by reason of this commitment letter. Notwithstanding the foregoing, the Company is an express third-party beneficiary hereof and, with respect to the right to cause the Commitment to be funded, shall have the enforcement rights described in Paragraph 7 of this commitment letter and no others. Nothing in this commitment letter, express or implied, is intended to confer upon any person other than Parent, the Investor and, to the extent provided in this Paragraph 6, the Company, any rights, benefits or remedies whatsoever under, or by reason of, this commitment letter or to confer upon any person any rights or remedies against any person other than the Investor under or by reason of this commitment letter, except that any Related Person may rely on and enforce the provisions of Paragraph 3 hereof.

7. Enforceability by Parent and the Company. This commitment letter may only be enforced by (a) Parent at the direction of the Investor, (b) the Company pursuant to the Company’s right to seek specific performance of Parent’s obligation to enforce the Investor’s obligation to fund its Commitment in accordance with the terms hereof, pursuant to, and subject to, and solely in accordance with, the terms and conditions of, Section 9.9 of the Merger Agreement and those set forth herein or (c) the Company directly seeking specific performance of the Investor’s obligation to fund its Commitment under the circumstances and only under the circumstances in which the Company would be permitted by the preceding clause (b) to obtain specific performance requiring Parent to enforce the Investor’s obligation to fund its Commitment. Investor agrees, subject in all respects to Section 9.9 of the Merger Agreement, not to oppose the granting of an injunction, specific performance or other equitable relief on the basis that the Company or Parent has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Investor further agrees that the Company and Parent shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of Section 9.9 of the Merger Agreement.

8. No Modification; Entire Agreement. This commitment letter may not be amended or otherwise modified without the prior written consent of Parent, the Investor and the Company. Together with the Merger Agreement, the Limited Guaranty and the Confidentiality Agreement, this commitment letter constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Investor or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other, with respect to the transactions contemplated hereby. Except as expressly permitted in Paragraph 1 hereof, no transfer of any rights or obligations hereunder shall be permitted without the consent of Parent, the Investor and the Company. Any transfer in violation of the preceding sentence shall be null and void.

9. Representations and Warranties. The Investor hereby represents and warrants, with respect to itself, that (a) it is duly organized and validly existing under the laws of its jurisdiction of organization; (b) it has all corporate power and authority to execute, deliver and perform this commitment letter; (c) the execution, delivery and performance of this commitment letter by the Investor has been duly and validly authorized and approved by all necessary limited partnership action by it; (d) this commitment letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors; (e) the execution, delivery and performance by it of this letter do not and will not (i) violate its organizational documents, (ii) violate any applicable Law or order, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any contract to which it is a party, in any case, for which the violation, default or right would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by it of the transactions contemplated by this letter on a timely basis; (f) the Commitment is less than the maximum amount that accounts and funds managed by the Investor are permitted to invest in any one portfolio investment pursuant to the terms of their constituent documents; and (g) it has and will have, sufficient power and authority over the accounts and funds managed by it to cause such accounts and funds to fund the Commitments as contemplated hereby and all funds necessary to fulfill the Commitment under this letter shall be available to such accounts and funds, for as long as this letter and the Commitment hereunder shall remain in effect.

10. Miscellaneous. This commitment letter and the obligations hereunder shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law rules. Each of the parties hereto (a) consents to submit itself to the exclusive jurisdiction of the state courts of Delaware, the United States District Court for Delaware and the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (or if the Court of Chancery of the State of Delaware or the Delaware Supreme Court determines that, notwithstanding Section 111 of the DGCL, the Court of Chancery does not have or should not exercise subject matter jurisdiction over such matter, the Superior Court of the State of Delaware), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this letter agreement in any other court. Each party hereto acknowledges and agrees that any controversy which may arise under letter agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this letter agreement or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) such party understands and has considered the implications of the foregoing waiver; (iii) such party makes the foregoing waiver voluntarily. This commitment letter constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, both written and oral, between or among Parent or any of its affiliates and the Investor or any of its affiliates. This commitment letter agreement may be executed in counterparts, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Very truly yours,

PAULSON & CO. INC., on behalf of the accounts and funds managed by it

By:	/s/ Michael Waldorf
Name:	Michael Waldorf
Title:	Managing Director

Agreed to and accepted as of the date set forth above.

PIANISSIMO HOLDINGS CORP.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: President

[Signature Page to Equity Commitment Letter]